Exhibit (a)(5)(A)

NEWS

FOR IMMEDIATE RELEASE

Tech Data Corporation Announces Redemption of 2.75% Convertible

Senior Debentures Due 2026 and Put Option Notification

CLEARWATER, Fla., November 16, 2011 (GLOBE NEWSWIRE) -- Tech Data Corporation (NASDAQ:TECD) today announced that it will redeem all of its outstanding 2.75% Convertible Senior Debentures due 2026 (the “Debentures”) on December 20, 2011 at a price equal to the principal amount of the Debentures to be redeemed plus accrued and unpaid interest, if any, on the redemption date, as provided for under the Debentures and the Indenture, dated as of December 20, 2006, between Tech Data and U.S. Bank National Association (“U.S. Bank”), as trustee (the “Indenture”). The principal amount of the Debentures outstanding is $350.0 million. Tech Data also announced that, in accordance with the terms of the Indenture and the Debentures, it is notifying holders of the Debentures that they have the right to require Tech Data to purchase their Debentures for cash (the “Put Option”). The Put Option expires on December 14, 2011. Debentures for which the put option is not exercised will be redeemed by Tech Data, subject to earlier conversion by the holder as described below.

Redemption Process

On the redemption date, the redemption price will become due and payable. Interest on the Debentures will cease to accrue on and after the redemption date, and the only remaining right of the holders of Debentures will be to receive payment of the redemption price upon presentation and surrender to U.S. Bank, who is acting as trustee of the Debentures. The Debentures called for redemption must be surrendered to U.S. Bank, who is also acting as Paying Agent, on December 16, 2011 or earlier to collect the redemption price.

As a result of the Company’s notice of redemption, the Debentures are convertible as provided in the Indenture, even if the Debentures are otherwise not convertible at that time. Debentures tendered for conversion will not be subject to redemption. A holder may surrender for conversion any Debenture called for redemption at any time prior to midnight, New York City time, on December 16, 2011. Upon conversion, a holder will receive, in respect of each $1,000 initial principal amount of the Debentures, cash in an amount equal to the lesser of (1) $1,000 or (2) the Conversion Value (as defined); and a number of shares of the Company’s common stock, par value $.0015 per share, equal to the sum of the Daily Share Amounts (as defined) for each of the ten consecutive trading days in the Applicable Conversion Reference Period (as defined). On November 15, 2011, the last reported sales price of Tech Data’s common stock on the NASDAQ Stock Market was $49.64 per share.

Put Option

As required by the rules of the Securities and Exchange Commission, Tech Data filed a Tender Offer Statement on Schedule TO today. In addition, documents specifying the terms, conditions and procedures for exercising the Put Option will be available through The Depository Trust Company and Global Bondholder Services Corporation, which is serving as the information agent. None of Tech Data, its board of directors or its employees has made or is making any representation or recommendation to any holder as to whether to exercise or refrain from exercising the Put Option.

The Put Option entitles each holder of the Debentures to require Tech Data to purchase all or part of such holder’s Debentures at a price equal to $1,000 per $1,000 principal amount of the Debentures, plus any accrued and unpaid interest up to, but excluding, December 15, 2011. As December 15, 2011 is an interest payment date for the Debentures, interest accrued up to, but excluding, the purchase date will be paid to record holders as of December 1, 2011, the regular record date immediately preceding this interest payment date, and therefore Tech Data expects that there will be no accrued and unpaid interest due as part of the purchase price. Under the terms of the Debentures, the Company will pay the purchase price in cash. If all outstanding Debentures are surrendered for purchase pursuant to the Put Option, the aggregate cash purchase price will be $350.0 million.

Holders’ opportunity to exercise the Put Option will commence today, and will terminate at midnight, New York City time, on December 14, 2011. In order to exercise the Put Option, a holder must follow the procedures set forth in Tech Data’s company notice to holders, which is available through The Depository Trust Company and Global Bondholder Services Corporation. Holders may withdraw any previously delivered purchase notice pursuant to the terms of the Put Option at any time prior to midnight, New York City time, on December 14, 2011.

About Tech Data

Tech Data Corporation is one of the world’s largest wholesale distributors of technology products. Its advanced logistics capabilities and value added services enable 125,000 resellers in more than 100 countries to efficiently and cost effectively support the diverse technology needs of end users. Tech Data generated $24.4 billion in net sales for the fiscal year ended January 31, 2011, and is ranked 109th on the Fortune 500®. To learn more, visit www.techdata.com.

Cautionary Statement

Certain matters discussed in this news release are forward-looking statements, based on the company’s current expectations that involve a number of risks and uncertainties. Factors that could cause actual results to differ materially include the following: global economic and political instability, competition, narrow margins, dependence on information systems, acquisitions and dispositions, exposure to natural disasters, war and terrorism, dependence on independent shipping companies, impact of policy changes, labor strikes, risk of declines in inventory value, product availability, vendor terms and conditions, loss of significant customers, customer credit exposure, need for liquidity and capital resources; fluctuations in interest rates, foreign currency exchange rates; exposure to foreign markets, international operations, changes in income tax and other regulatory legislation, potential adverse effects of litigation or regulatory enforcement actions; changes in accounting rules, and the volatility of common stock price. Additional discussion of these and other factors affecting the company’s business and prospects is contained in the company’s periodic filings with the Securities and Exchange Commission, including the company’s most recent Form 10-K and Form 10-Q, copies of which can be obtained at the company’s website at www.techdata.com/investor. All information in this release is as of November 16, 2011. The company undertakes no duty to update any forward-looking statements herein to actual results or changes in the company’s expectations.

FOR MORE INFORMATION CONTACT:

Jeffery P. Howells, Executive Vice President and Chief Financial Officer

727-538-7825 (jeff.howells@techdata.com)

Chuck Dannewitz, Senior Vice President, Treasurer

727-532-8028 (chuck.dannewitz@techdata.com)

Arleen Quiñones, Director, Investor Relations and Shareholder Services

727-532-8866 (arleen.quinones@techdata.com)

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